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                             Fresenius Medical Care

                                             FRESENIUS MEDICAL CARE AG
INVESTOR NEWS                                INVESTOR RELATIONS
                                             Else-Kroner-Str. 1
                                             D-61352 Bad Homburg

                                             Contact:

                                             Oliver Maier
                                             Phone: + 49 6172 609 2601
                                             Fax:   + 49 6172 609 2301
                                             E-mail: ir-fms@fmc-ag.com

                                             North America: Heinz Schmidt
                                             Phone: + 1 781 402 9000 Ext.: 4518
                                             Fax:   + 1 781 402 9741
                                             E-mail: ir-fmcna@fmc-ag.com

                                             Internet: http://www.fmc-ag.com
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                                                               FEBRUARY 13, 2002

                  FRESENIUS MEDICAL CARE AG TO PROVIDE FOR 1996
                 MERGER-RELATED LEGAL MATTERS INCLUDING PENDING
        COMMERCIAL INSURER LITIGATION BY TAKING A SPECIAL CHARGE FOR 2001

         Fresenius Medical Care AG (Frankfurt Stock Exchange: FME, FME3 - NYSE:
FMS, FMS_p), the world's largest provider of dialysis products and services, today announced that it will accrue a special pre-tax charge of $ 258 million in the fourth quarter of 2001 ($ 177 million after tax) principally to address potential liabilities and legal expenses of the Company arising in connection with the W.R. Grace Chapter 11 proceedings AND the cost of resolving the pending litigation and other disputes with certain commercial insurers.

Fresenius Medical Care AG also announced that the Company entered into an agreement in principle outlining terms of a process to resolve the pending litigation with Aetna Life Insurance Company and its affiliates (Aetna), one of the leading US commercial insurance companies.

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The special charge primarily comprises two major components:

       1. Fresenius Medical Care has assessed the extent of potential liabilities that the Company may be exposed to as a result of the W.R. Grace Chapter 11 proceedings, in particular pre-merger tax liabilities of W.R. Grace. Fresenius Medical Care will accrue $ 172 million pre-tax to provide for such potential liabilities and the costs of defending the Company in litigation arising out of W.R. Grace's Chapter 11 filing. The Company will continue to vigorously seek existing indemnification against these pre-merger liabilities from W.R. Grace and from Sealed Air Corporation, formerly known as Grace Holding, Inc.

       2. Fresenius Medical Care has entered into an agreement in principle with Aetna to establish, among other things, a process for resolving its pending litigation and the basis for a cooperative relationship that will continue to improve renal patient care, reduce clinical costs and streamline administrative procedures. The Company is optimistic that these terms will also provide a basis for resolving pending matters with the remaining commercial litigants and has therefore included in the special charge an amount of $ 56 million pre-tax to provide for settlement obligations, legal expenses and disputed accounts receivable. If the Company is unable to settle the pending matters with any of the remaining commercial insurers, whether on the basis of the Aetna agreement in principle or otherwise, the Company believes that this charge reasonably estimates the costs and expenses associated with such litigation.

The remaining amount of around $ 30 million pre-tax will be accrued for other 1996 merger-related legal issues.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented, "we are pleased with these significant steps to provide for and resolve the remaining legal matters dating back to our 1996 National Medical Care transaction and we believe that this puts those matters financially behind us. We believe we found a model with Aetna that sets the stage for a productive relationship and I would like to compliment Aetna for its commitment to patient care and its willingness to work creatively with us. I am optimistic that this agreement will provide the basis to resolve similar disputes with other commercial insurers. We have worked hard since Grace filed for Chapter 11 in 2001 to assess the potential impact of that filing on the Company and to encourage Grace and its affiliates to honor the obligations they undertook to us in 1996. At the same time, we have carefully assessed the potential liabilities arising from that filing and the costs to enforce our legal rights. We continue to enforce vigorously our indemnification from W.R. Grace and Sealed Air Corporation and assert our rights under the law. With these steps to provide for resolution of the 1996 merger-related issues, we will continue our focus on operational excellence, strong financial performance and the transformation of Fresenius Medical Care from the largest worldwide provider of dialysis products and services to the leading renal therapy company."

Fresenius Medical Care AG is to announce fourth quarter and full year 2001 results on March 5, 2002. The Company expects to achieve earnings after tax, excluding the special charge, to be in the range of $ 240 - 245 million for the fiscal year 2001.


Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals with chronic kidney failure, a condition that affects more than 1,000,000 individuals worldwide. Through its network of more than 1,375 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides dialysis treatment to approximately 103,850 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the Company's website at http://www.fmc-ag.com.
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This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.